UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT 1934

For the month of February, 2007

COLES GROUP LIMITED

(Translation of registrant's name into English)

800 TOORAK ROAD, TOORONGA, VICTORIA, AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pusuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No      X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Friday, February 23, 2007

Coles Group Market Update

  Earnings guidance adjusted

  Ownership review process commences following informal approaches

Coles Group today provided updated earnings guidance and said it would commence a process to review ownership options for the company and its businesses.

CEO John Fletcher said market guidance was being revised to take account of lower than anticipated sales and earnings in supermarkets and Kmart.

The Group's other businesses had performed in line with or above expectations, contributing to net profit after tax for the first half of FY07 of $501m, subject to audit.

While FY07 earnings were expected to remain in the order of $787m net profit after tax1, the contribution from supermarkets would be lower than anticipated.

Earnings for FY08 were now expected to be approximately 10 percent lower than previous guidance of $1,066m net profit after tax1.

Mr Fletcher said that although the company was adjusting earnings guidance for FY08, it had made strong progress in implementing some components of the strategy.

"On the plus side, business simplification has identified potential savings in excess of the $363m target outlined in September. Our Liquor business, Coles Express, Target and Officeworks have also gained strong strategic momentum.

"However, initiatives to drive top-line growth in supermarkets have taken longer to gain traction, including the rebadging of Bi-Lo to Coles which has not achieved the sales and earnings uplift envisaged. This has contributed to an easing in Food and Liquor comparative sales growth to 2.6%2 in the second quarter," Mr Fletcher said.

The lower sales base in supermarkets would impact earnings in the second half of the year and in FY08 as would the need to further invest in expediting the strategic customer initiatives.

"We are spending more in supermarkets now to minimise executional risk and maximise long-term value," Mr Fletcher said.

Additionally, the investigation into practices within the meat department had identified the need to improve capability, process, accountability and governance arrangements within that department and within merchandise more broadly. These issues will be acted on immediately.

The investigation, which followed the dismissal of Peter Scott as Managing Director of Merchandise in November, had made no adverse findings in relation to further Coles team members.

Chairman Rick Allert said that following a number of informal approaches to its advisers in recent weeks regarding potential ownership proposals, the Board had decided to commence a process to review ownership options for the company and its businesses.

The Board would decide whether a 100% sale or a restructuring of the Group, including demerger, would create greater value for shareholders than the current ownership structure and growth strategy.

Mr Allert said that a formal process would be established - governed by strict protocols to ensure a rigorously competitive process - to receive and assess proposals from interested parties.

He said that the Board believed the strategy outlined to the market in July and September last year remained sound but the growth rate in the earlier years would be slower than envisaged.

"This is a business which has more than doubled earnings and shareholder returns over the past five years. It has an exciting strategy to create significant further value for shareholders over the next five years," Mr Allert said.

He said that the Board had received advice from Carnegie Wylie & Company and Deutsche Bank that the value of the company remained substantially above $15.25 per share.

Mr Allert said that John Fletcher, as Group CEO, would oversee the ownership review, assisted by the company's external advisers.

To ensure Mr Fletcher has sufficient time to oversee the review process as well as to lead the Group, Mick McMahon would be appointed as Chief Operating Officer of Coles retail businesses (Supermarkets, Liquor and Express).

"Mick McMahon brings extensive experience in retail leadership to the position, having held a number of senior positions within Shell before joining Coles Myer two years ago as Managing Director, Coles Express," Mr Fletcher said.

"Since that time, his responsibilities have been expanded to include leadership of the Liquor business, Group Marketing and Supermarkets Merchandise.

"The combination of Mick's external experience and his track record in leading Coles Express and Liquor place him well to lead Coles retail businesses though this period of strategic change and growth."

Further information:

Media Inquiries: Scott Whiffin (03) 9829 5548

Analyst inquiries: Rebecca King (03) 9829 4521

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

COLES GROUP LIMITED

(Registrant)

By  /s/  R F BENNETT

(Signature)

ROBERT F BENNETT

COMPANY SECRETARIAT MANAGER

Date February 27, 2007